ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

82-3827

PTTEP No. 1.910/ห[redacted]

05012164

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 25, 2005

SUPPL

RECEIVED
2005 OCT 31 P 1:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the third quarter 2005

Attachment:
1. 2005 Unreviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of September 30, 2005 and 2004, including English translations
2. Management's Discussion and Analysis for the third quarter 2005

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its unreviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the third quarter 2005 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the third quarter 2005, the Company and its subsidiaries' total revenues were Baht 19,987 million, an increase of Baht 7,230 million or 57% when compared with Baht 12,757 million in the third quarter 2004. Total expenses were Baht 7,471 million, an increase of Baht 2,319 million or 45% when compared with Baht 5,152 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 7,183 million or earnings per share of Baht 10.98 compared with net income of Baht 4,111 million or earnings per share of Baht 6.30 in the third quarter 2004.

For the nine-month period of 2005, the Company and its subsidiaries' total revenues were Baht 48,296 million, while total expenses were Baht 18,848 million. The net income were Baht 16,918 million or earnings per share of Baht 25.88, comparing with the net income of Baht 10,766 million or earnings per share of Baht 16.50 in the nine-month period of 2004.

PROCESSED
NOV 0 1 2005
THOMSON FINANCIAL

-2- / The Company...

dlw 10/31

The Company and its subsidiaries' total consolidated assets, as of September 30, 2005 were Baht 131,264 million, total liabilities were Baht 66,362 million, and total shareholders' equities were Baht 64,902 million.

Yours sincerely,

(Maroot Mrigadat)
President

1. PTTEP Performance

Thailand's economy in three quarters of year 2005 still demonstrated growth even though the upward trend of oil prices continuously influenced the Thai economy. This has led to increased demand rates for power and natural gas, 6.4 % and 11.2 % respectively, when compared with the first nine months of 2004. Regarding petroleum sales, PTTEP's sales volume averaged 147,532 barrels of oil equivalent per day in the nine months of 2005 which was higher than the 2005 sales volume target of 144,000 barrels of oil equivalent per day. The reason stemmed from the acquisition all the shares of the Pogo group in Thailand. Also, PTTEP realized immediate proportional interests of petroleum sales in petroleum concession blocks B8/32 since September 2005.

The notable business aspects of PTTEP and its subsidiaries in the third quarter of 2005 are summarized here.

PTTEPO signed a Farm-in/Farm-out agreement to acquire the interest in the Merangin I Production Sharing Contract (PSC), with PT Medco E&P Merangin on January 18, 2005. The participating interest for PT Medco E&P Merangin (Operator) is 61%, and for PTTEPO 39%. Block Merangin I covers an area of approximately 3,200 square kilometers, and is located onshore, in the south of Sumatra, Indonesia. An initial primary geological study for block Merangin I indicates crude oil potential.

The joint venture partners (sellers) signed a Gas Sales Agreement for the Phu Horm project with PTT Plc.(buyer) on July 19, 2005. Gas production is expected to commence at the Daily Contract Quantity(DCQ) of 79 million cubic feet per day (MMCFD) in the fourth quarter of 2006. Successful gas production from the Phu Horm project will indicate a major success in developing gas fields in the north-east of Thailand.

PTTEPI signed the Production Sharing Contract (PSC) to become the Operator, with 100% interest, in petroleum exploration project Block M-11, Union of Myanmar, on July 25, 2005.

PTTEP established Diamond Petroleum Company Limited on September 9, 2005 to carry out petroleum exploration and development activities in Thailand. Diamond Petroleum Company Limited's fully-paid up registered capital is US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollar each.

2. Rusults of Operations

2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit: Millions of Baht, excepting Baht per share amounts)	2nd Quarter 2005	3rd Quarter 2005	3rd Quarter 2004
Income from continuing operations			
Exploration and production	4,939	6,414	4,318
Pipelines	923	962	702

Others	(382)	(193)	(909)
Total net income	**5,480**	**7,183**	**4,111**
Diluted earnings per share – from continuing operations	8.37	10.96	6.29
Total Revenues - from Current Operational Results	14,796	19,987	12,757

2.1.1 Third Quarter of 2005 compared with Third Quarter of 2004

For the results of operations (Unreviewed) in the third quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 7,183 million or Baht 10.96 per share-diluted, an increase of Baht 3,072 million or 75% when compared with the same period last year's net profit of Baht 4,111 million or Baht 6.29 per share-diluted. PTTEP and its subsidiaries' return on shareholders' equity in this quarter was 36.98%

On August 17, 2005 PTTEP Offshore Investment Company Limited (PTTEPO) acquired the shares of Pogo group in Thailand which comprises 59.94% interest in Thaipo Company Limited (the company's name has been changed to Orange Energy Limited) and 27.78% interest in B8/32 Partners Limited for a total amount of Baht 20,262 million as per Stock Purchase Agreement. The agreement was signed with the group of Sellers, Pogo Overseas Production B.V. and Pogo Producing Company, which is the joint operator and which also has participation interest in petroleum concession Blocks B8/32 and 9A (the B8/32 project and 9A). Results of operations for September 2005, including the Financial Status of Orange Energy Limited and B8/32 Partners Limited have been consolidated in PTTEP's Financial Statement based on the proportion of shares in the agreement.

For this quarter, the total revenues of PTTEP and its subsidiaries amounted to Baht 19,987 million, an increase of Baht 7,230 million or 57% when compared with Baht 12,757 million for the same period last year. This increase was mainly due to an increase in sales of Baht 7,114 million or 59%, resulting from the higher average petroleum sales price to USD 31.47 per barrel of oil equivalent (BOE) when compared with USD 23.83 barrel per BOE for the same period last year. In addition, the increase in sales volume in this quarter rose to 160,678 barrels of oil equivalent per day (BOED) when compared with the same period last year of 135,456 BOED. This increased sales derived mainly from the natural gas and condensate sales from the Bongkot, the Pailin and the Yetagun project, and the crude oil sales from the S1, B8/32 and the Nang Nuan project.

PTTEP and its subsidiaries' interest income increased mainly as a result of higher fixed deposit and Treasury Bills.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 7,471 million, an increase of Baht 2,319 million or 45% when compared with Baht 5,152 million for the same period last year. This increase was the net effect of

(1) an increase in operating expenses, mainly as a result of the cost from the Nang Nuan project which started to produce at the end of the second quarter of 2005 and the maintenance costs from the B8/32, the Bongkot, and the Pailin projects.

(2) an increase in depreciation and amortization expenses, mainly due to the amortization of the excess of the cost of acquiring Orange Energy Limited and B8/32 Partners Limited and the depreciation from the Bongkot, the Nang Nuan, the Pailin and the UNOCAL III projects due to an increase in production volumes and completed oil and gas properties.

(3) higher administration expenses, mainly due to the cost of Special Remuneratory Benefits from the B8/32 project and the amortization of up-front payment in accordance with Bongkot Gas Sales Agreement.

(4) an increase in exploration expenses, mainly due to 3D seismic costs from the Pailin and the MTJDA project.

(5) an increase in petroleum royalties due to higher sales revenue.

(6) PTTEP and its subsidiaries had a foreign exchange loss in this quarter that amounted to Baht 14 million when compared with the loss in foreign exchange at Baht 206 million for the same period last year.

PTTEP and its subsidiaries had increased income tax expenses of Baht 1,839 million due to the higher taxable profits.

2.1.2 Third Quarter of 2005 compared with Second Quarter of 2005

For the results of operations (Unreviewed) in the third quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 7,183 million or Baht 10.96 per share-diluted, an increase of Baht 1,703 million when compared with the previous quarter net profit of Baht 5,480 million, or Baht 8.37 per share-diluted.

For this quarter, total revenues of PTTEP and its subsidiaries amounted to Baht 19,987 million, an increase of Baht 5,191 million or 35% when compared with Baht 14,796 million for the previous quarter. This increase was mainly due to an increase in sales of Baht 5,091 million, resulting from the higher average petroleum sales price to USD 31.47 per BOE when compared with USD 28.14 per BOE for the previous quarter and the sales volume increase in this quarter to 160,678 BOED, when compared with the previous quarter of 139,035 BOED. The higher sales revenues derived mainly from the natural gas and condensate sales from the Bongkot and the Pailin project and the crude oil sales from the S1, the B8/32 and the Nang Nuan projects.

PTTEP and subsidiaries also realized their share of net income from associated companies from the net income from Thai Oil Power Co., Ltd.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 7,471 million, a increase in Baht 1,791 million or 32% when compared with Baht 5,680 million for the previous quarter. This increase was mainly due to the net effect of

(1) an increase in petroleum royalties due to higher sales revenue.

(2) an increase in operating expenses, mainly due to the cost from Nang Nual project which started to produce at the end of the second quarter of 2005 and the maintenance cost from the B8/32, the Bongkot and the Pailin projects.

(3) higher depreciation and amortization expenses, mainly as a result of the amortization of the excess of the cost of acquiring Orange Energy Limited and B8/32 Partners Limited and the depreciation from the Bongkot project due to an increase in production volume.

(4) an increase in administration expenses, mainly due to the cost of Special Remuneratory Benefits from the B8/32 project.

PTTEP and subsidiaries had increased income tax expenses of Baht 1,687 million due to the higher of taxable profits.

2.2 Results of Operations – For the First Nine Months Comparison

Earning summary (Unit: Millions of Baht excepting Baht per share amounts)	First Nine Months 2005	First Nine Months 2004
Income from continuing operations		
Exploration and production	15,236	10,691
Pipelines	2,678	1,889
The others	(996)	(1,814)
Total net income	**16,918**	**10,766**
Diluted earnings per share – from continuing operations	25.83	16.48
Total Revenues - from Current Operational Results	48,296	34,797

For the results of operations (Unreviewed) in the first nine months of 2005, PTTEP and its subsidiaries' net profit was Baht 16,918 million or Baht 25.83 per share-diluted, an increase of Baht 6,152 million when compared with the first nine months of 2004 net profit of Baht 10,766 million or Baht 16.48 per share-diluted.

For the first nine months of 2005, total revenues of PTTEP and its subsidiaries amounted to Baht 48,296 million, an increase of Baht 13,499 million or 39% when compared with Baht 34,797 million for the first nine months of 2004. This increase was mainly due to an increase in sales of Baht 12,648 million, resulting from the higher average petroleum sales price to USD 28.50 per BOE when compared with the first nine months of 2004 of USD 22.84 BOE. In addition, sales volume increased for the first nine months of 2005 to 147,532 BOED when compared with 132,592 BOED for the first nine months of 2004. The higher sales derived mainly from the natural gas and condensate sales from the Bongkot, the Pailin and the Yetagun projects.

PTTEP and its subsidiaries' interest income for the first nine months increased mainly as a result of higher fixed deposit and Treasury Bills.

PTTEP and subsidiaries had a foreign exchange gain for the first nine months of 2005 amounting to Baht 164 million whereas there was a foreign exchange loss of Baht 615 million for the first nine months of 2004.

PTTEP and its subsidiaries incurred expenses for the first nine months of 2005 of Baht 18,848 million, an increase of Baht 3,786 million or 25% when compared with Baht 15,062 million for the first nine months of 2004. This increase was the net effect of

(1) incurred losses on divestment in New Links Energy Resources Limited (New Links) which is a shareholder of PT Medco Energi Internasional Tbk. (Medco) for the first nine months of 2005.

(2) an increase in petroleum royalties due to higher sales revenue

(3) higher operating expenses, mainly due the cost of Nang Nuan project which started to produce at the end of the second quarter of 2005 and the maintenance cost of the Bongkot, the Pailin and the B8/32 projects.

(4) an increase in exploration expenses, mainly due to the write-off of dry wells in the Algeria 433a&416b and the Yetagun projects, and 3D seismic and 2D seismic costs from the L53/43, the L54/43, the G4/43, the Algeria 433a&416b, the Pailin and the MTJDA projects.

(5) an increase in depreciation and amortization expenses, mainly due to the amortization of the excess of the cost of acquiring Orange Energy Limited and B8/32 Partners Limited and the depreciation from the Bongkot, the Nang Nuan, the Yetagun and the Pailin projects due to an increase in production volume and completed oil and gas properties.

PTTEP and its subsidiaries had increased income tax expenses of Baht 3,569 million due to the higher taxable profits.

3 Financial position

As of September 30, 2005, PTTEP and its subsidiaries had total assets amounting to Baht 131,264 million, which was Baht 19,319 million higher than the end of 2004. This increase was mainly due to the net effect of (1) an increase in oil and gas properties of Baht 15,750 million which is a consolidation of the properties from the B8/32 and 9A project of Baht 10,362 million (2) the excess cost of Orange Energy Limited and B8/32 Partners Limited acquisition of Baht 12,645 million (3) an decrease in cash and cash equivalents of Baht 8,184 million, resulting from the cash flow used in the acquisition in Orange Energy Limited and B8/32 Partners Limited and interim dividend payment, whereas the cash flow received from operations and from divestment of New Links, which is a shareholder of Medco and (4) a decrease in investments accounted for under equity method of Baht 9,319 million due to the divestment in New Links as mentioned.

Most of the current assets of PTTEP and its subsidiaries as of September 30, 2005 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Thai Oil Power Co., Ltd. and Energy Complex Co., Ltd., presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 66,361 million, which was higher than the end of 2004 by Baht 11,515 million, mainly resulting from (1) an increase in accrued expenses of Baht 6,276 million due to the Special Remuneratory Benefit cost from the B8/32 and 9A project, and higher investment in oil and gas properties from the Arthit, the B8/32 and 9A project (2) Deferred income tax and provision for decommissioning cost for the B8/32 and the Rajapruek projects amounting to Baht 3,215 million.

As the company issued unsecured unsubordinated bonds amounting to Baht 2,500 million, the bonds bear an interest rate of 4.625% per annum and have a maturity period of 15 years, to be redeemed on March 27, 2018. On September 27, 2005 the Company entered into a swap agreement with a bank to swap Baht to USD (Cross Currency Swap) amounting to USD 60.83 million. Under this agreement, interest is charged at the rate of 3.85 per annum until the expiration date.

PTTEP issued warrants to directors, managements and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004 and 2.8 million units on August 1, 2005, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share and Baht 278 per share respectively. As of September 30, 2005, the total number of shares exercised were 2.76 million share units and the outstanding number of warrants was 6.84 million units

respectively. As of September 30, 2005, the total number of shares exercised were 2.76 million share units and the outstanding number of warrants was 6.84 million units

On August 08, 2005, PTTEP registered the change in paid-up capital to Baht 3,273.80 million for the issuance and payment of 654.76 million ordinary shares.

As of September 30, 2005, PTTEP and its subsidiaries had a net cash flow from operations that amounted to Baht 33,388 million. Most of this was cash received from operating activities. PTTEP and its subsidiaries had a net cash flow from investment activities that amounted to Baht 27,272 million. Most of this was from (1) acquisitions in Orange Energy Limited and B8/32 Partners Limited amounting to Baht 20,262 million (2) cash flow used in investment in oil and gas properties in the Arthit, the Bongkot projects of Baht 15,563 million (3) cash received from the divestment in New Links, which is a shareholder of Medco, which amounted to Baht 8,909 million (4) dividends received from Thai Oil Power Co., Ltd. amounting to Baht 73 million and (5) investment in Energy Complex Co., Ltd. which amounted to Baht 400.

In addition, PTTEP and its subsidiaries had a net cash flow used in financing activities that amounted to Baht 9,280 million, resulting from (1) dividend payments to share holders, Baht 5.50 per share, amounting to Baht 9,478 million (2) cash received from the issuance of ordinary shares for the exercise of warrants amounting to Baht 198 million.

As of September 30, 2005, PTTEP and its subsidiaries had cash and cash equivalents of Baht 20,636 million, a decrease in Baht 3,142 million from the end of 2004.

(Unreviewed Quarter-3 and Consolidated F/S (F45-3))
Reports: unreviewed quarterly financial statements as follows.
Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Ending 30 September		Unreviewed (In thousands)	
	Quarter 3		For 9 Months	
Year	2005	2004	2005	2004
Net profit (loss)	7,183,001	4,111,045	16,917,503	10,766,439
EPS (baht)	10.98	6.30	25.88	16.50

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ____________________
(Maroot Mrigadat)
Position President

Authorized to sign on behalf of the company

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 417 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 28, 2005

RECEIVED
2005 OCT 31 P 1:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Additional Information on the Approval Procedure of Extraordinary Shareholders Meeting
Reference: PTTEP Letter No. 1.910/404/2005, dated October 21, 2005
PTTEP Letter No. 1.910/405/2005, dated October 21, 2005

Reference is made to the Board of Directors Meeting of PTT Exploration and Production Company Limited (or PTTEP) No. 12/2548/242, held on October 21, 2005 where a resolution was passed for PTTEP International Limited, a subsidiary of PTTEP, to sell all its common shares in Thaioil Power Company Limited (or TP), totaling 73,060,000 shares, to PTT Public Company Limited.

PTTEP wishes to announce the additional information that PTTEP has chosen "option 1" (regarding rules and regulations on Connected Transactions in 2003) in delivering the Shareholders Meeting Invitation Letters to the Stock Exchange of Thailand and to the Securities and Exchange Commission on November 11 before delivering the Invitation Letters to PTTEP shareholders within December 1, 2005. And the Board of Audit Committees' opinion is the same as the Board of Directors' opinion in selling all PTTEP's TP common shares.

Yours sincerely,

Maroot Mrigadat
President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 418 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 28 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Establishing PTTEP Merangin Company Limited

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that PTTEP established PTTEP Merangin Company Limited (a subsidiary of PTTEP) on October 12, 2005 to carry out petroleum exploration and production in Indonesia.

PTTEP Merangin Company Limited's fully-paid up registered capital is US 50,000 dollars, consisting of 50,000 ordinary shares at 1 US dollar each, with 100% shareholding by PTTEP Offshore Investment Company Limited (a subsidiary of PTTEP).

Yours sincerely,

Maroot Mrigadat

President

(Unreviewed Quarter-3 and Consolidated F/S (F45-3))

Reports: unreviewed quarterly financial statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Unreviewed			
	Ending 30 September		(In thousands)	
	Quarter 3		For 9 Months	
Year	2005	2004	2005	2004
Net profit (loss)	7,183,001	4,111,045	16,917,503	10,766,439
EPS (baht)	10.98	6.30	25.88	16.50

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ______________________

(Maroot Mrigadat)

Position President

Authorized to sign on behalf of the company

RECEIVED
2005 OCT 31 P 1:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005

(UNAUDITED / UNREVIEWED)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

Unit : Baht

	Consolidated		The Company	
Assets	September 30, 2005 (Unaudited/ Unreviewed)	December 31, 2004 (Audited)	September 30, 2005 (Unaudited/ Unreviewed)	December 31, 2004 (Audited)
Current Assets				
Cash and cash equivalents	20,636,423,702	23,778,245,260	9,123,359,483	16,529,283,867
Short -term investments	-	5,041,551,262	-	3,676,780,967
Trade receivable - parent company	6,485,023,434	4,385,849,370	3,689,844,500	2,792,598,210
Trade receivables	2,012,061,855	522,746,779	101,115,837	68,825,055
Inventories	591,550,635	61,429,855	51,208,118	44,717,242
Materials and supplies-net	2,316,566,996	1,289,521,288	1,415,177,970	828,603,454
Other current assets				
Working capital from co-venturers	488,343,594	204,301,741	6,001,873	3,226,524
Other receivables	397,166,833	267,850,233	169,905,110	134,128,227
Accrued interest receivable	55,778,737	28,370,667	93,419,262	15,967,807
Other current assets	1,056,899,593	578,807,138	700,706,783	228,711,087
Total Current Assets	**34,039,815,379**	**36,158,673,593**	**15,350,738,936**	**24,322,842,440**
Non-current assets				
Investments accounted for under equity method	2,150,297,615	11,367,651,198	37,803,893,924	30,277,459,111
Long-term loans to related party	-	-	9,246,320,350	1,134,539,566
Property, plant and equipment-net	93,895,991,935	63,527,628,122	39,187,175,920	34,360,462,945
Intangible assets	319,746,684	336,499,253	301,692,712	295,495,228
Deferred income taxes	22,242,676	22,286,532	-	-
Other non-current assets				
Prepaid expenses	721,146,099	417,227,694	348,391,918	-
Deferred of bonds issuing expenses	13,090,465	20,272,106	7,349,426	10,225,289
Other non-current assets	101,446,481	94,287,588	11,108,556	10,761,622
Total non-current assets	**97,223,961,955**	**75,785,852,493**	**86,905,932,806**	**66,088,943,761**
Total Assets	**131,263,777,334**	**111,944,526,086**	**102,256,671,742**	**90,411,786,201**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

Unit : Baht

	Consolidated		The Company	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Liabilities and Shareholders' Equity	(Unaudited/ Unreviewed)	(Audited)	(Unaudited/ Unreviewed)	(Audited)
Current Liabilities				
Accounts payables	923,503,051	414,975,504	262,919,218	96,264,427
Working capital to co-venturers	338,970,964	246,551,349	157,601,609	120,629,381
Accrued expenses	10,237,480,020	3,960,797,227	6,241,118,869	2,627,673,051
Accrued interest payable	338,799,993	353,572,155	32,254,514	204,182,041
Income tax payable	10,549,297,444	9,636,811,523	7,350,291,217	7,295,652,482
Other current liabilities	1,214,512,876	832,564,417	568,909,526	398,905,664
Total Current Liabilities	**23,602,564,348**	**15,445,272,175**	**14,613,094,953**	**10,743,307,046**
Non-current liabilities				
Loan from related company	-	-	336,636,013	118,565,650
Bonds	18,665,994,413	17,915,513,295	10,445,603,263	10,076,953,781
Deferred income taxes	12,414,225,279	10,257,015,755	7,871,539,663	8,518,915,866
Other non-current liabilities				
Deferred income	4,967,608,637	5,531,254,433	-	-
Provision for decommissioning costs	6,351,722,029	5,229,671,609	3,736,650,692	3,553,686,543
Other non-current liabilities	359,273,901	466,855,802	350,758,431	301,414,298
Total non-current liabilities	**42,758,824,259**	**39,400,310,894**	**22,741,188,062**	**22,569,536,138**
Total Liabilities	**66,361,388,607**	**54,845,583,069**	**37,354,283,015**	**33,312,843,184**
Shareholders' Equity				
Share capital				
Registered capital				
664.4 million ordinary shares of Baht 5 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital				
653.3 million ordinary shares of Baht 5 each	-	3,266,662,000	-	3,266,662,000
654.8 million ordinary shares of Baht 5 each	3,273,803,500	-	3,273,803,500	-
Share premium	11,893,505,400	11,702,886,000	11,893,505,400	11,702,886,000
Currency translation differences	(984,800,027)	(1,154,551,974)	(984,800,027)	(1,154,551,974)
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	33,487,679,854	26,051,746,991	33,487,679,854	26,051,746,991
Total Shareholders' Equity	**64,902,388,727**	**57,098,943,017**	**64,902,388,727**	**57,098,943,017**
Total Liabilities and Shareholders' Equity	**131,263,777,334**	**111,944,526,086**	**102,256,671,742**	**90,411,786,201**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)
Revenues				
Sales	19,183,142,062	12,069,314,302	11,002,040,568	8,027,894,369
Revenue from pipeline transportation	518,285,806	419,229,879	-	-
Other revenues				
Gain on foreign exchange	-	-	18,019,723	-
Interest income	154,564,880	53,326,287	128,590,344	47,629,198
Other revenues	29,708,971	38,273,768	5,951,516	5,365,430
Share of profit from investments accounted for under equity method	100,840,955	176,474,761	3,105,260,732	1,765,163,699
Total revenues	**19,986,542,674**	**12,756,618,997**	**14,259,862,883**	**9,846,052,696**
Expenses				
Operating expenses	1,480,626,712	987,184,200	654,984,405	554,488,660
Exploration expenses	358,007,684	96,815,162	168,688,397	10,622,862
General administrative expenses	845,097,657	523,882,139	403,903,999	302,856,671
Petroleum royalties	2,357,187,472	1,439,896,196	1,375,255,072	970,644,252
Other expenses				
Loss on foreign exchange	13,858,977	206,344,487	-	137,165,055
Depreciation, depletion and amortization	2,414,139,716	1,895,145,720	1,425,765,614	1,280,355,805
Director's remuneration	2,262,500	2,237,500	2,262,500	2,237,500
Total expenses	**7,471,180,718**	**5,151,505,404**	**4,030,859,987**	**3,258,370,805**
Income before interest and income taxes	**12,515,361,956**	**7,605,113,593**	**10,229,002,896**	**6,587,681,891**
Interest expenses	349,218,815	349,959,672	197,418,471	191,132,893
Income taxes	4,983,142,009	3,144,108,600	2,848,583,293	2,285,503,677
Net income	**7,183,001,132**	**4,111,045,321**	**7,183,001,132**	**4,111,045,321**
Earnings per share				
Basic earnings per share	10.98	6.30	10.98	6.30
Diluted earnings per share	10.96	6.29	10.96	6.29

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)
Revenues				
Sales	45,953,435,454	33,305,034,870	28,288,870,893	22,468,109,834
Revenue from pipeline transportation	1,434,314,989	1,180,473,178	-	-
Other revenues				
Gain on foreign exchange	163,956,316	-	-	-
Interest income	531,423,613	132,052,030	360,418,849	138,614,150
Other revenues	73,212,193	64,402,740	18,974,812	16,633,495
Share of profit from investments accounted for under equity method	139,775,935	115,465,964	6,974,655,343	3,783,882,047
Total revenues	**48,296,118,500**	**34,797,428,782**	**35,642,919,897**	**26,407,239,526**
Expenses				
Operating expenses	3,344,559,916	2,632,679,083	1,744,423,793	1,434,606,066
Exploration expenses	830,753,912	267,879,644	184,963,162	28,735,260
General administrative expenses	2,002,622,345	1,421,890,918	1,031,269,742	835,345,951
Petroleum royalties	5,606,469,336	4,094,414,875	3,536,108,863	2,826,173,611
Other expenses				
Loss on foreign exchange	-	614,806,048	499,507,877	402,762,912
Depreciation, depletion and amortization	6,479,046,026	6,024,091,029	4,319,864,713	4,170,969,838
Director's remuneration	6,993,750	6,562,500	6,993,750	6,562,500
Loss from divestment	577,873,705	-	-	-
Total expenses	**18,848,318,990**	**15,062,324,097**	**11,323,131,900**	**9,705,156,138**
Income before interest and income taxes	**29,447,799,510**	**19,735,104,685**	**24,319,787,997**	**16,702,083,388**
Interest expenses	1,012,976,443	1,021,100,780	559,425,373	556,462,633
Income taxes	11,517,319,654	7,947,564,945	6,842,859,211	5,379,181,795
Net income	**16,917,503,413**	**10,766,438,960**	**16,917,503,413**	**10,766,438,960**
Earnings per share				
Basic earnings per share	25.88	16.50	25.88	16.50
Diluted earnings per share	25.83	16.48	25.83	16.48

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

Unit : Baht

	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited/Reviewed							
Balance - as at December 31, 2003	3,261,990,000	11,601,268,000	(1,011,023,545)	332,200,000	12,496,000,000	18,993,699,118	45,674,133,573
Share capital Issued and paid-up	4,284,000	93,156,000	-	-	-	-	97,440,000
Currency translation differences	-	-	119,999,802	-	-	-	119,999,802
Net income	-	-	-	-	-	10,766,438,960	10,766,438,960
Dividend paid	-	-	-	-	-	(4,403,975,400)	(4,403,975,400)
Balance - as at September 30, 2004	3,266,274,000	11,694,424,000	(891,023,743)	332,200,000	12,496,000,000	25,356,162,678	52,254,036,935
Unaudited/Unreviewed							
Balance - as at December 31, 2004	3,266,662,000	11,702,886,000	(1,154,551,974)	332,200,000	16,900,000,000	26,051,746,991	57,098,943,017
Share capital Issued and paid-up	7,141,500	190,619,400	-	-	-	-	197,760,900
Currency translation differences	-	-	169,751,947	-	-	-	169,751,947
Net income	-	-	-	-	-	16,917,503,413	16,917,503,413
Dividend paid	-	-	-	-	-	(9,481,570,550)	(9,481,570,550)
Balance - as at September 30, 2005	3,273,803,500	11,893,505,400	(984,800,027)	332,200,000	16,900,000,000	33,487,679,854	64,902,388,727

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)
Cash flows from operating activities				
Net Income	16,917,503,413	10,766,438,960	16,917,503,413	10,766,438,960
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net (profit) from investments accounted for under equity method	(139,775,935)	(115,465,964)	(6,974,655,343)	(3,783,882,047)
Amortization of up-front payment under Bongkot Gas Sale Agreement	96,053,082	-	96,053,082	-
Depreciation depletion and amortization	6,471,864,385	6,016,909,388	4,316,988,851	4,168,093,976
Amortization of bonds issuing expenses	7,181,641	7,181,641	2,875,862	2,875,862
Amortization of prepaid expenses	44,473,513	41,282,997	-	-
Bond Discount	831,637	831,637	-	-
Amortization of exploration costs	198,495,138	13,507,713	1,389,455	96,960
(Gain) loss on disposal of assets	(5,219,870)	4,014,905	(4,834,344)	3,628,470
(Gain) loss on disposal of material	218,244	(2,547,140)	218,244	(2,424,437)
Deferred income taxes	2,090,541,187	1,008,621,475	(647,376,203)	265,610,691
Income recognized from deferred income	(585,949,310)	(522,102,633)	-	-
Unrealized loss on foreign exchange	1,036,466,210	766,976,600	599,368,798	461,804,492
Loss on divestment	577,873,705	-	-	-
Unpaid dividend	-	(20,250)	-	(20,250)
	26,710,557,040	**17,985,629,329**	**14,307,531,815**	**11,882,222,677**
Changes in assets and liabilities				
(Increase) decrease in short-term investments	5,041,551,262	(1,033,867,256)	3,676,780,967	369,625,579
(Increase) decrease in trade receivables	(1,472,039,484)	212,017,408	(32,290,782)	297,198,487
Increase in trade receivable-parent company	(2,098,425,164)	(1,236,123,793)	(897,246,290)	(359,940,694)
Increase in inventories	(530,120,780)	(29,470,465)	(6,490,876)	(12,909,349)
(Increase) decrease in materials and supplies - net	(1,025,452,732)	(306,478,782)	(586,792,760)	16,470,810
(Increase) decrease in working capital from co-venturers	(254,166,997)	73,348,556	(2,478,337)	(54,995,168)
Increase in other receivables	(125,091,879)	(140,532,117)	(34,322,202)	(55,319,403)
Increase in accrued interest receivable	(27,588,190)	(4,354,844)	(77,632,676)	(2,463,363)
Increase in other current assets	(476,921,762)	(55,040,360)	(471,446,415)	(67,314,187)
Increase in prepaid expenses	(444,445,000)	-	(444,445,000)	-
Increase in other non-current assets	(7,055,910)	(8,110,180)	(346,934)	(3,334,430)
Increase in accounts payables	488,719,512	102,192,750	167,076,472	5,835,416

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)	2005 (Unaudited/ Unreviewed)	2004 (Unaudited/ Reviewed)
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	87,860,235	(34,866,065)	32,287,121	(61,881,467)
Increase in accrued expenses	6,223,152,449	1,007,588,293	3,586,233,658	377,134,900
Decrease in accrued interest payable	(15,446,339)	(18,904,104)	(171,907,639)	(180,722,490)
(Decrease) increase in income tax payable	905,939,822	1,081,195,934	54,638,735	(433,773,086)
Increase in other current liabilities	571,392,576	147,204,518	166,771,777	15,358,771
Decrease in deferred income	(361,888)	(164,558)	-	-
(Decrease) increase in other non-current liabilities	(107,581,901)	235,072,890	49,571,201	67,897,603
Gain from translation foreign entities' financial statements	(56,786,626)	(117,381,626)	-	-
	6,677,131,204	**(126,673,801)**	**5,007,960,020**	**(83,132,071)**
Net cash provided by operating activities	**33,387,688,244**	**17,858,955,528**	**19,315,491,835**	**11,799,090,606**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	(8,141,339,569)	540,159,808
Increase in investments accounted for under equity method	(399,500,000)	(500,000)	(399,404,697)	(95,344,496)
Dividend from related parties	73,060,000	318,953,200	17,150,105	-
Cash received from divestment	8,909,077,510	-	-	-
Increase in property, plant and equipment	(35,825,684,892)	(14,625,296,507)	(9,102,188,030)	(7,036,122,855)
Increase in intangible assets	(29,412,404)	(73,415,413)	(40,703,770)	(37,521,874)
Net cash used in investing activities	**(27,272,459,786)**	**(14,380,258,720)**	**(17,666,485,961)**	**(6,628,829,417)**
Cash flows from financing activities				
Increase in loan from related company	-	-	218,353,708	-
Cash received from common share issuing	197,760,900	97,440,000	197,760,900	97,440,000
Dividend paid	(9,477,842,720)	(4,403,370,773)	(9,477,842,720)	(4,403,370,773)
Net cash used in financing activities	**(9,280,081,820)**	**(4,305,930,773)**	**(9,061,728,112)**	**(4,305,930,773)**
Net increase (decrease) in cash and cash equivalents	(3,164,853,362)	(827,233,965)	(7,412,722,238)	864,330,416
Cash and cash equivalents at beginning of the period	**23,778,245,260**	**19,062,620,477**	**16,529,283,867**	**10,683,224,628**
	20,613,391,898	18,235,386,512	9,116,561,629	11,547,555,044
Effects of exchange differences	23,031,804	150,867,562	6,797,854	12,572,688
Cash and cash equivalents at end of the period	**20,636,423,702**	**18,386,254,074**	**9,123,359,483**	**11,560,127,732**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	1,024,670,011	1,040,193,340	726,189,283	738,763,365
Income taxes	12,672,542,278	8,118,882,858	7,384,747,406	5,592,299,585